November 7, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: **Popular Inc.**
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 0-13818

Dear Mr. Junquera:

  We have reviewed your response letter dated October 5, 2007 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2006

Risk Factors, page 17

The Corporation is unable to predict what adverse consequences, if any, or other effect transactions with Doral Financial Corporation or R&G Financial Corporation, the civil litigation related to Doral or R&G matters or the related investigation could have on the Corporation, page 20

1.   We refer to your response to Comment 1 in response letter dated October 5, 2007. Considering that the Company is unable to determine the adverse consequences related to the transactions it has had with Doral and R&G, in order to provide enhanced disclosure to readers regarding the nature of these transactions, please revise this risk factor in future filings to include the following:

- A brief summary of the general nature of the nature, timing and extent of the dealings that the Company has had with Doral and R&G. The Company should consider including a reference to the sections of the 2005 10-K where these transactions are discussed in greater detail;

- A summarized materiality assessment of the impact that these transactions with Doral and R&G had on the Company's financial income statement and balance sheet for the fiscal periods involved; and

- A brief statement describing the extent to which the Company is included as a named party in the civil litigation related to Doral and R&G.

Interest-only strips, page P78

2.   We refer to your response to Comment 4. Please confirm to us that you will discuss in future filings:

- Why management has determined to prospectively classify new residual IO strips as *trading* securities as compared to recording them in periods prior to fiscal 2006 as *available-for-sale* securities;

- The effect of the relative illiquidity of the IOs on expected trading activity; and

- The Company's intentions to hold these residual interests for an extended period of time under the guidance in interpretive responses to Questions 34 and 35 of the Q&A to SFAS 115.

Note 28, Derivative instrument and hedging activities, page P112

3.   We refer to your response to comment 10 regarding the credit default swaps in which the
        Company is the protection seller for a notional amount of $33.5 million.   Please tell us
        and in future filing provide the following information:

        •   State how the notional amount of the credit default swap was determined as it relates
            to the credit events that are the subject of the swaps;

        •   Describe the nature of the specific credit default event that will trigger a payment
            obligation by the Company under the credit default swaps;

        •   State the maximum amount of credit default payment upon the occurrence of the
            triggering event; and

        •   State the terms and amount of the default protection fee the Company is receiving as
            the credit protection seller and how it is recognized into income over the term of the
            swap.

Form 8-K filed on October 9, 2007

4.   We refer to the Form 8-K filed to provide information on a change in segment reporting
        of the Company and its effects on the historical segments previously presented in their
        Annual Report on Form 10-K for the year ended December 31, 2006. We also refer to
        Exhibits 99.1 and 99.2 which include the audited financial statements of the Company for
        the three-year period ended December 31, 2006 and related Management's Discussion
        and Analysis as revised to retroactively combine the Banco Popular North America and
        Popular Financial Holdings segments into one new segment, Popular North America.
        Please file an amendment to this Form 8-K to provide the following information:

        •   State the authoritative regulatory and accounting basis that supports why the
            Company has filed these restated financial statements and related disclosure for 2006
            under cover of a Form 8-K. Refer to Section L.4, "Segment Disclosure, Changes in
            Segments" on page 50 of the *Current Accounting and Disclosure Issues in the
            Division of Corporation Finance* dated November 30, 2006.

        •   Describe the relationship between the Form 8-K and registration statements filed or to
            be filed which incorporate by reference the Company's 2006 Form 10-K. Refer to
            the conditions described in the *Current Accounting and Disclosure Issues in the
            Division of Corporation Finance* dated November 30, 2006 that permit the inclusion
            of revised audited financial statements to reflect new reportable segments in
            registration

statements, *or in a Form 8-K incorporated by reference in the Form S-3*, if annual financial statements are required in a registration statement that incorporates by reference its most recent Form 10-K before the new segment disclosure is required to be presented in the financial statements.

- State the limited circumstances under which the use of these revised audited financial statements and related financial disclosure is appropriate prior to the issuance of the audited financial statements for 2007, which was the year in which change in segment reporting was adopted for implementation. Refer to Note 34, "Subsequent Events, Restructuring and Integration Plan".

- Revise the "Incorporation of Certain Documents by Reference" section in your Form S-3 filed on October 22, 2007 and in future registration statements filed with the Commission to provide the following information:

  o The reasons why the Company is incorporating by reference the Form 8-K dated October 8, 2007 with the revised audited segment disclosure and the dual-dated audit report from their external auditors; and

  o A specific reference to the recast segment reporting in the audited financial statements and financial information in the Form 8-K dated October 8, 2007

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Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief